

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 7, 2008

Mr. David W. Tacka
Vice President, Chief Accounting Officer
The Hershey Company
100 Crystal A Drive
Hershey, PA 17033

>   **Re: The Hershey Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 23, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
>   **Filed November 7, 2007**
>   **File No. 1-00183**

Dear Mr. Tacka:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director